EXHIBIT B

OFFER TO PURCHASE
COLLER PRIVATE CREDIT SECONDARIES
950 Third Avenue
New York, New York 10022

OFFER TO PURCHASE SHARES
DATED AUGUST 14, 2026

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY STATE STREET BANK AND TRUST COMPANY
BY SEPTEMBER 14, 2026.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON SEPTEMBER 14, 2026, UNLESS THE OFFER IS EXTENDED

To the Shareholders of Coller Private Credit Secondaries:

Coller Private Credit Secondaries, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to repurchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below) or portions of Shares with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund as of June 30, 2026. The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share of the tendered Shares as of September 30, 2026 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), subject to any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interest of the Fund or portions of Shares, including fractions thereof, as the context requires, that constitute the two classes of Shares that currently are outstanding, designated as Class S and Class I, that are tendered by Shareholders pursuant to the Offer. The net asset values of Class S Shares and Class I Shares will be calculated separately based on the fees and expenses applicable to each class. Repurchases will be effected as of the Valuation Date once the Fund’s net asset value for such Valuation Date is determined.

Shareholders that desire to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time, on September 14, 2026 (the “Offer Expiration Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Offer Expiration Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for repurchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Second Amended and Restated Agreement and Declaration and Agreement of Trust dated as of March 4, 2025 (as it may be amended, modified or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between June 30, 2026 (the date as of which the net asset value information reported herein was calculated (the “Prior NAV Calculation Date”)) and the Valuation Date when the value of the Shares tendered to the Fund for repurchase will be determined. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for repurchase by the Fund, through September 14, 2026 or a later date determined by the Fund if the Offer is extended. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact State Street, the Fund’s transfer agent, at (617) 662-7100 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to State Street in the manner set out below.

Important

None of the Fund, Coller Private Market Secondaries Advisors, LLC (the “Adviser”), Paralel Distributors LLC, or the Fund’s Board makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or its Board.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

State Street Bank and Trust Company
Attention: Coller Private Credit Secondaries
1776 Heritage Drive, Mailstop JAB0340
North Quincy, MA 02171

PHONE: 617-662-7100
EMAIL: CollerCapitalTA_INQ@statestreet.com

i

1.      SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•        The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to repurchase Shares in an amount up to approximately 5.00% of the net assets of the Fund (or $[    ] as of June 30, 2026). We will repurchase your Shares at their net asset value per share as of the Valuation Date, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase. The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund) calculated as of the Valuation Date, subject to any Early Repurchase Fee (defined below) due to the Fund in connection with the repurchase. The net asset value of Shares will be calculated for this purpose as of June 30, 2026, or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on June 15, 2026 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•        The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on March 31, 2027 and, as set forth below, may hold back up to 5% of the total amount due to all tendering Shareholders to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Because the Fund’s current fiscal year will end on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

•        A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a

Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase. See Section 4.

•        A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the dollar amount of Shares repurchased, to be netted against withdrawal proceeds. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all Shareholders regardless of Share class.

•        We will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Fund may hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two (2) business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

•        If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from redeemable investment funds in which the Fund invests, or borrowings. The repurchase amount will be paid entirely in cash, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase. See Section 7.

•        If you desire to tender Shares for repurchase, you must do so by 11:59 p.m., Eastern Time, on September 14, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to October 13, 2026 (i.e., 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•        State Street Bank and Trust Company (“State Street”) serves as the Tender Offer Administrator. If you would like the Fund to repurchase all or some of your Shares, you should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Coller Private Credit Secondaries, c/o State Street Bank and Trust Company at 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171, so that it is received before 11:59 p.m., Eastern Time, on September 14, 2026. The value of the Shares will likely change between June 30, 2026(the most recent net asset value available prior to the date of this filing) and the Valuation Date, the date as of which the value of the Shares being repurchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares may contact State Street, the Fund’s transfer agent at (617) 662-7100 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time). See Section 3.

•        As of June 30, 2026, there were approximately [    ] Class I Shares and [    ] Class S Shares issued and outstanding, with a net asset value per share of $[    ] for Class I Shares, and $[    ] for Class S Shares. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact State Street at (617) 662-7100 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time). See Section 3.

2.      BACKGROUND AND PURPOSE OF THE OFFER.

(a)       The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Declaration of Trust. The Registration Statement and the Declaration of Trust provide that the Board has the discretion to determine whether the Fund will repurchase Shares from time to time from Shareholders pursuant to written tenders, and that one of the factors the Board will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser intends to recommend that, in normal market circumstances, the Fund’s Board conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets. The Fund commenced operations on July 1, 2025 and has not previously made any offers to repurchase Shares from Shareholders. The Fund’s prospectus provides that the Fund is expected to conduct its first repurchase offer following the third full quarter of Fund operations or such earlier or later date as the Board may determine.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Board, the Board has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Declaration of Trust, including the recommendations of the Adviser. While the Adviser intends to recommend to the Board that the Fund offer to repurchase Shares, or portions of them, on a quarterly basis each year, the Board is under no obligation to follow such recommendations.

The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares repurchased pursuant to the Offer may also require the Fund raise cash to accommodate the tender by liquidating portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses and/or increasing the Fund’s portfolio turnover by forcing the Fund to sell or otherwise dispose of its holdings at inopportune times or prices.

(b)       Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund accepts subscriptions for Shares as of the first business day of each month or at such other times as determined in the discretion of the Board. The Fund has no obligation to continue to accept new subscriptions for Shares. The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are repurchased. You should also realize that although the Offer is scheduled to expire on September 14, 2026 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for repurchase by the Fund through the Valuation Date.

3.      OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, repurchase an amount of Shares up to approximately 5.00% of the net assets of the Fund as of June 30, 2026 that are tendered by Shareholders by 11:59 p.m., Eastern Time, on September 14, 2026 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for repurchase will be their net asset value measured as of September 30, 2026 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.      AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all its Shares or a portion of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund as of June 30, 2026 or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5.00% of the net assets of the Fund as of June 30, 2026 are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.      PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by September 14, 2026 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to State Street, to the attention of Coller Private Credit Secondaries, at the address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by State Street, either by mail, no later than 11:59 p.m., Eastern Time, on September 14, 2026 (or if the Offer is extended, no later than any later Notice Due Date).

Shareholders wishing to tender Shares held through a Financial Intermediary pursuant to this Offer to Purchase, must ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. You may be charged a transaction fee for this service by your Financial Intermediary. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. Please allow for additional processing time as the Letter of Transmittal must ultimately be received by State Street no later than 11:59 p.m., Eastern Time, on September 14, 2026. Please contact your Financial Intermediary for additional information.

The Fund recommends that all documents be submitted to State Street via certified mail, return receipt requested. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact State Street at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering a Share, including but not limited to, the failure of State Street to receive any Letter of Transmittal. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.      WITHDRAWAL RIGHTS.

Until the Notice Due Date (or if the Offer is extended, by any later Notice Due Date), Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to July 14, 2026 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by State Street at the address set out on the first page of the Letter of Transmittal. If your Shares are held through a Financial Intermediary, you may withdraw your tendered Shares prior to the Notice Due Date by submitting notice to your Financial Intermediary sufficiently in advance of the Notice Due Date. In the event you decide to modify or withdraw your tender, you should provide your Financial Intermediary with sufficient notice prior to the Notice Due Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.      PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to repurchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be equal to at their net asset value per share as of the Valuation Date, or if the Offer is extended, as of any later Valuation Date, subject to reduction for all fees, including any Early Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Share or portion thereof being repurchased. The Fund will not pay interest on the repurchase amount.

For Shareholders that tender Shares that are accepted for repurchase, the Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Fund may hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two (2) business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

The Fund will make payment for Shares it repurchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from redeemable investment funds in which the Fund invests, or borrowings. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) shares in specific investment funds in which the Fund invests that issue redeemable securities (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Shares tendered. None of the Fund, the Board, or the Adviser have determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the repurchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new shareholders, withdrawal of capital from the redeemable investment funds in which it invests or from the proceeds of the sale of securities held by the Fund.

The repurchase amount will be paid entirely in cash, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase.

8.      CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying shareholders of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were repurchased; (c) the Board determines that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.      CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust.

The Fund commenced operations on July 1, 2025. The principal office of the Fund is located at 950 Third Avenue, New York, New York 10022 and the telephone number is (212) 644-8500. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

As of June 30, 2026, the following persons owned the number of Shares indicated in the table below.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Adviser	20,000	0.02%
Richard Jason Alexander Elmhirst	0	0.00%
Dominic Jerome Garcia	0	0.00%
Ramona Heine	0	0.00%
David Sung	0	0.00%
Eli Bauernfreund	0	0.00%
Alex Bo Martin Wahlloef Malinconico	0	0.00%
Radin Ahmadian	20,164.5279	0.02%
Josh Schnurman	0	0.00%
Brenna Fudjack	0	0.00%

None of the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic repurchase offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were affected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

10.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares is a taxable event on which a gain or loss may be recognized. The amount of gain or loss is based on the difference between your tax basis in the Shares and the amount you receive for them upon disposition. Generally, you will recognize long-term capital gain or loss if you have held your Shares for over twelve months at the time you dispose of them. Gains and losses on shares held for twelve months or less will generally constitute short-term capital gains, except that a loss on shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the shares. A loss realized on a sale or exchange of Shares may be disallowed under the so-called “wash sale” rules to the extent the Shares disposed of are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Shares. If disallowed, the loss will be reflected in an increase to the basis of the Shares acquired.

The Fund is required to compute and report your cost basis to the Internal Revenue Service and furnish to you cost basis information when your Shares are repurchased. The Fund has elected to use the “first in-first out” method unless you instruct the Fund to use a different IRS-accepted cost basis method or choose to specifically identify your Shares at the time of each sale or exchange. If you have previously redeemed or sold some of your Shares under the average cost method, your ability to elect an alternate method may be limited. Additionally, if your account is held through a Financial Intermediary, they may select a different cost basis method. In these cases, please contact your Financial Intermediary to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund with your own tax advisor and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns. The Fund is not responsible for the inclusion in cost basis reporting of any amounts paid with respect to your Shares other than those received by the Fund, for errors in cost basis reporting provided by your Financial Intermediary, or for any other adjustments to your basis which the Fund is not required by law to report.

11.    MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting State Street at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.

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